UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
December 31, 2018
of Management Investment Companies           Estimate
average burden hours
                                               per
response . . . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ------------
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1. Investment Company Act File Number:        Date
examination completed:

811-10183	                                  May 7,
2019

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2. State Identification Number:

AL             AK             AZ             AR
CA           CO
CT             DE             DC             FL
GA           HI
ID             IL             IN             IA
KS           KY
LA             ME             MD             MA     X
MI           MN
MS             MO             MT             NE
NV           NH
NJ             NM             NY             NC
ND           OH
OK             OR             PA             RI
SC           SD
TN             TX             UT             VT
VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):



3. Exact name of investment company as specified in registration statement:

Brighthouse Funds Trust I

4. Address of principal executive office
(number,street,city,state,zip code):

5 Park Plaza, Suite 1900, Irvine, CA, 92614


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of Brighthouse Funds Trust I:
We have examined management's assertion, included in the accompanying Management's Assertion Regarding Brighthouse Funds' Compliance with Rule 17f-2 Under the Investment Company Act of 1940, that SSGA Growth ETF Portfolio,
SSGA Growth and Income ETF Portfolio (the "SSGA
Portfolios"), JPMorgan Core Bond Portfolio, JPMorgan
Small Cap Value Portfolio, and JPMorgan Global Active Allocation Portfolio (the "JPM Portfolios") (collectively the "Portfolios") of the Brighthouse Funds Trust I (the "Trust") complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company
Act of 1940 (the "specified requirements") as of October
31, 2018, with respect to securities reflected in the investment account of the Portfolios. The Portfolios' management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance with the specified requirements based on our examination.
Our examination was conducted in accordance with
attestation standards established by the American
Institute of Certified Public Accountants.  Those
standards require that we plan and perform the
examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management's assertion.  The
nature, timing, and extent of the procedures selected
depend on our judgment, including an assessment of the
risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to
provide a reasonable basis for our opinion.
Included among our procedures were the following tests performed as of October 31, 2018, and with respect to agreement of security purchases and sales, for the period from April 30, 2018 (the date of our last examination) through October 31, 2018:
1.	Confirmation of all securities held by the
institutions in book entry form, the Depository Trust
Company and Euroclear Bank SA/NV, on behalf of the
Portfolios.
2.	Confirmation of all securities hypothecated, pledged,
placed in escrow, or out for transfer with brokers,
pledgees, and/or transfer agents.
3.	Reconciliation of all such securities to the books
and records of the Portfolios and State Street Bank &
Trust Company and J.P. Morgan.
4.	Agreement of 8 security purchases and 8 security
sales or maturities since our last examination as of April 30, 2018 from the books and records of the SSGA Portfolios and agreement of 8 security purchases and 8 security sales or maturities of the JPM Portfolios, to broker confirmations or performed alternative auditing procedures.
Our examination does not provide a legal determination on the Portfolios' compliance with specified requirements.
In our opinion, management's assertion that the Portfolios complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2018, with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ Deloitte & Touche LLP
Boston, Massachusetts

May 7, 2019


May 7, 2019
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Management's Assertion Regarding Brighthouse Funds'
Compliance with Rule 17f-2 Under the Investment Company
Act of 1940

We, as members of management of the SSGA Growth ETF
Portfolio, SSGA Growth and Income ETF Portfolio (the
"SSGA Portfolios"), JPMorgan Core Bond Portfolio,
JPMorgan Small Cap Value Portfolio, and JPMorgan Global
Active Allocation Portfolio (the "JPM Portfolios")
(collectively the "Portfolios") of Brighthouse Funds
Trust I (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-
2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios" compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31,
2018, and from April 30, 2018 (date of your last examination) through October 31, 2018.
Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2018, with respect to securities reflected in the investment accounts of the Portfolios.

ON BEHALF OF:
Brighthouse Funds Trust I


________________________________
Kristi Slavin
President


Alan R. Otis
Treasurer


Andrew L. Gangolf
Secretary